

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Quang Pham
Chief Executive Officer
Cadrenal Therapeutics, Inc.
822 A1A North, Suite 320
Ponte Vedra, FL 32082

Re: Cadrenal Therapeutics, Inc.
Amendment. No. 1 to Registration Statement on Form S-1
Exhibit No. 10.13
Filed October 11, 2022
File No. 333-267562

Dear Mr. Pham:

You have redacted information from the exhibit identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance